Exhibit 99.1

STARFIELD RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

May 31, 2011

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim condensed consolidated financial statements; they must be accompanied by a notice indicating that the  consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Condensed Consolidated Statement of Financial Position
(in thousands of Canadian dollars)
(Unaudited)

	May 31,	February 28,	March 1,
	2011	2011	2010
		(Note 16)	(Note 16)
ASSETS
Current Assets
Cash	$5,787	$3,884	$3,581
Amounts receivable	544	419	220
Prepaid expenses and deposits (Note 6)	539	472	486
Total current assets	6,870	4,775	4,287

Mineral properties (Note 7)	125,390	125,612	122,068
Equipment (Note 8)	272	289	390
Total assets	$132,532	$130,676	$126,745

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,102	$1,219	$674
Total current liabilities	1,102	1,219	674

Deferred compensation	-	-	385
Deferred income tax liability	8,675	8,363	7,840
Total long-term liabilities	8,675	8,363	8,225

SHAREHOLDERS' EQUITY
Share capital	143,304	141,286	136,660
Contributed surplus	13,708	13,672	13,024
Warrants	3,389	1,920	1,020
Deficit	(37,646)	(35,784)	(32,858)
Total shareholders' equity	122,755	121,094	117,846
Total liabilities and shareholders' equity	$132,532	$130,676	$126,745

Nature of operations (Note 1)
Commitments (Note 11)
Subsequent events (Note 15)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears

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Condensed Consolidated Statements of Comprehensive Loss
(in thousands of Canadian dollars except loss per share)
(Unaudited)

	Three months ended
	May 31,
	2011	2010
		( Note 16)
Expenses
General and administrative
Consulting	$-	$30
Directors' fees	57	58
Investor relations	25	5
Legal and audit	120	69
Compensation	76	116
Rent and office services	74	72
Transfer and regulatory fees	37	22
Travel and conferences	18	30
	407	402
Write-down of mineral properties (Note 7d)	1,000	-
Amortization of equipment	14	20
Stock-based compensation (Note 10)	31	161
Interest income	(6)	(5)
Loss before income taxes	1,446	578
Income and capital taxes	8	250
Future income tax expense (recovery)	408	(116)
Net loss and comprehensive loss for the year	$1,862	$712
Basic and diluted net loss per share	$0.00	$0.00
Weighted average number of shares outstanding	651,434	521,913

The accompanying notes are an integral part of these financial statements.

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Condensed Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended
	May 31,
	2011	2010
		( Note 16)
OPERATING ACTIVITIES
Net loss for the period	$(1,862)	$(712)
Non-cash charges (credits) to earnings:
Write-down of mineral properties	1,000	-
Future income tax expense (recovery)	408	(125)
Amortization of equipment	14	20
Stock based compensation expense	31	(187)
Changes in non-cash working capital:
Decrease / (increase) in amounts receivables	(125)	(21)
Decrease in prepaid expenses and deposits	(67)	39
Decrease in accounts payable and accrued liabilities	(117)	441
Net cash used in operating activities	(717)	(545)
INVESTING ACTIVITIES
Purchase of equipment	(2)	-
Mineral properties	(768)	(643)
Net cash used in investing activities	(770)	(643)
FINANCING ACTIVITIES
Issuance of shares and warrants	3,789	-
Share issue costs	(399)	(31)
Expiration of warrants	-	(1)
Net cash provided by financing activities	3,390	(32)
Increase (Decrease) in cash	1,903	(1,220)
Cash at beginning of period	3,884	3,581
Cash at end of period	$5,787	$2,361
Supplemental Disclosures
Interest received	$6	$5
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars)
(Unaudited)

Share Capital

Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares
		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
Issued-common shares	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 28, 2011	640,999,079	$141,286	$13,672	80,754,700	$1,920	$(35,784)	$121,094
Private placements (Note 9)	50,528,466	3,789	-	54,570,742	-	-	3,789
Share issue costs	-	(399)	-	-	-	-	(399)
Deferred taxes on share issue costs	-	97	-	-	-	-	97
Stock based compensation	-	-	36	-	-	-	36
Issue of warrants	-	(1,469)	-	-	1,469	-	-
Net loss	-	-	-	-	-	(1,862)	(1,862)
Balances, May 31, 2011	691,527,545	$143,304	$13,708	135,325,442	$3,389	$(37,646)	$122,755

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, March 1, 2010	521,912,607	$136,660	$13,024	27,359,102	$1,020	$(32,858)	$117,846
Share issue costs	-	(31)	-	-	-	-	(31)
Stock based compensation	-	-	193	-	-	-	193
Expiry of warrants	-	-	1	(1,124,000)	(1)	-	-
Net loss	-	-	-	-	-	(712)	(712)
Balances, May 31, 2010	521,912,607	$136,629	$13,218	26,235,102	$1,019	$(33,570)	$117,296

The accompanying notes are an integral part of these financial statements.

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America. The Company is listed on the Toronto Stock Exchange with it’s corporate office at 120 Adelaide Street West, Suite 900, Toronto, Canada. The Company has the following non-producing interests:

•	the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada. (“Ferguson Lake Property”);
•	the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
•	the Moonlight Project, a copper-silver property located in California, and
•	two Nevada gold properties.

1.           Nature of Operations

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying values.  Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue to do so is dependent on the ability of the Company to raise equity financing and the attainment of profitable operations.  There are no assurances that the Company will be successful in achieving these goals.  These condensed consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The condensed consolidated financial statements have been prepared on a historical cost basis, except financial instruments that have been measured at fair value.  The condensed consolidated financial statements are presented in Canadian dollars except when otherwise indicated.

2.           Statement of Compliance

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim condensed consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).  They do not include all of the information required for full annual financial statements. IFRS 1, First-time Adoption of IFRS (“IFRS 1”) has been applied and the impact of the transition from Canadian GAAP to IFRS is explained in note 16.  Previously, the Company prepared its financial statements in accordance with Canadian GAAP

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

The accounting policies set out below have been applied consistently to all periods presented including preparing the opening balance sheet at March 1, 2010 (note 16) for purposes of transition to IFRS.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of July 21, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending February 28, 2012 could result in restatement of these interim condensed consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended February 28, 2011.  Note 16 discloses IFRS information that is material to an understanding of these interim condensed consolidated financial statements.  Where material, the interim condensed consolidated financial statements also include required annual IFRS disclosures if the same disclosure was not previously made under Canadian GAAP.

3.           Significant Accounting Judgments, Estimates and Assumptions

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a) Mineral properties

The application of the Group's accounting policy for mineral properties requires judgment in determining whether it is likely that future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available.  If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written down to the estimated recoverable amount in the consolidated statement of income in the period when the new information becomes available.

b) Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

c) Recovery of future income tax assets:

Judgment is required in determining whether future income tax assets are recognized on the consolidated balance sheet.  Future income tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Group will generate taxable earnings in future periods in order to utilize recognized deferred tax assets.  Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.  Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

d) Fair value estimates for stock options:

Stock based compensation is accounted for using the fair market value method. Under this method, stock option expense is determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

4.           Significant accounting policies

The condensed consolidated interim financial statements are presented in thousands of Canadian dollars except where otherwise indicated. The condensed consolidated financial statements have been prepared on a historical cost basis, except financial instruments that have been measured at fair value.

a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The Company’s functional currency, as determined at the transition date of March 1, 2010, is the Canadian Dollar (“CDN”). The unaudited interim financial statements for the three month period ended May 31, 2011 are presented in CDN Dollars which is the Company’s presentation currency.

b) Basis of Consolidation

The consolidated interim financial statements comprise the financial statements of Starfield Resources Inc. and its subsidiaries as at May 31, 2011.

Subsidiaries are fully consolidated from the date of formation or acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-Group balances, income and expenses and unrealized gains and losses resulting from intra-Group transactions are eliminated in full.

c) Foreign currency translation

The Canadian dollar is the functional currency of the Company and all of its subsidiaries.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rates, whereas non-monetary assets, liabilities and related expenses denominated in foreign currencies are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the transaction of these amounts are included in the Consolidated Statements of Comprehensive Loss.

d) Business combinations

In the transition to IFRS, the Company elected not to restate business combinations prior to January 1, 2010. Accordingly, amounts recognized in these consolidated financial statements for those acquisitions are based on Canadian GAAP.

For acquisitions on or after January 1, 2010, the acquisition method is applied to all business combinations whereby the identifiable assets, liabilities and contingent liabilities are measured at fair value on the date of acquisition.

The fair value of the consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities assumed, and the equity interests issued by the Company at the date of exchange. Goodwill is initially measured at fair value being the excess of the fair value of the consideration transferred over the fair value of the acquiree’s net identifiable assets acquired. When the consideration transferred is less than the fair value of the net identifiable assets, the gain is recognized immediately in earnings.

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Transaction costs such as finder’s fees, legal fees, other professional and consulting fees, and the due diligence fees are expensed as incurred unless they are costs related to the issue of debt or equity instruments.

e) Cash and cash equivalents

Cash and cash equivalents are highly liquid investments, such as term deposits with Canadian chartered banks, convertible into cash with maturities within one year.

f) Flow-through common shares

Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

g) Exploration, evaluation and development expenditure

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property, plant and equipment and, as such, the Company capitalizes all exploration costs, which include license acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest.

Once a project has been established as commercially viable and technically feasible, related development expenditure is capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial operations. After the determination of economic feasibility and at the commencement of pre-production activities these deferred exploration costs will be transferred to mining properties.

The actual recovery value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. The recoverable amount of the exploration and evaluation assets is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years.

Where a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

h) Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated amortization and accumulated impairment losses. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset.

Amortization of property, plant and equipment is calculated on the following basis:

Asset category	Useful life
Exploration equipment	30%declining balance
Furniture and fixtures	20% declining balance
Leasehold improvement	straight line over 18 months
Equipment under capital lease	30% declining balance

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

i) Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. The Company does not have any financial leases.

The Company has operating leases and payments are expensed as incurred on the Company’s Consolidated Statements of Comprehensive Loss.

j) Provisions

Currently the Company does not have any environmental disturbances of its mineral properties.

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Costs are estimated on the basis of a formal report and are subject to regular review.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset (note 7).

The amortization or “unwinding” of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the statement of operations in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Funds on deposit with third parties to provide for reclamation costs are included in reclamation deposits on the balance sheet.

k) Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no adjustment for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss to the extent that it relates to a business combination or items recognized directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

m) Net Profit (Loss) Per Common Share

Basic profit (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue. Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive.

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

n) Financial assets and liabilities

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial assets:	Classification:

Cash and cash equivalents	Fair value through profit or loss
Short-term deposits	Fair value through profit or loss
Amounts receivable	Loans and receivables

Financial liabilities:	Classification:

Accounts payable and other liabilities	Other financial liabilities

(i) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

(ii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available-for-sale. After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii) Available for sale investments

Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within the consolidated statement of operations.

(iv) Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. 11

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at May 31, 2011 and February 28, 2011, which include cash and cash equivalents, short-term deposits, long-term guaranteed investment and marketable securities are classified as a Level 1 measurement.

(v) Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

o) New standards and interpretations not yet adopted

IFRS 7 Financial instruments - Disclosures (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet determined the impact of the amendments to IFRS 7 on its financial statements.

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 9 on its financial statements.

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Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on March 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 11 on its financial statements.

IFRS 13 Fair Value Measurement converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after March 1, 2013, with early adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 13 on its financial statements.

6.           Prepaid Expenses and Deposits

	May 31,	February 28,	March 1,
	2011	2011	2010
Deposits - property leases	$274	$274	274
Prepaid insurance	36	74	100
Drilling contractors	229	124	112
	$539	$472	$486

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, expiring on July 23, 2012.

STARFIELD RESOURCES INC. | 14

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

7.           Mineral Properties

For the three month period ended May 31, 2011	Ferguson Lake	Stillwater	Moonlight	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 28, 2011	$3,208	$7,727	$3,877	$1,000	$15,812
Nevoro acquisition	-	-	-	-	-
Write-down of mineral properties (Note 7d)	-	-	-	(1,000)	(1,000)
Maintenance	5	8	-	-	13
Balance, May 31, 2011	$3,213	$7,735	$3,877	$-	$14,825

Exploration costs
Balance, February 28, 2011	$108,840	$429	$531	$-	$109,800
Compensation (Note 10)	79	29	27	-	135
Air support including helicopter moves	(117)	1	-	-	(116)
Exploration drilling	-	60	3	-	63
Camp support costs, including fuel	7	8	9	-	24
Analytical and geophysical services	659	-	-	-	659
Balance, May 31, 2011	$109,468	$527	$570	$-	$110,565

Mineral properties as at May 31, 2011	$112,681	$8,262	$4,447	$-	$125,390

For the three month period ended May 31, 2010	Ferguson Lake	Stillwater	Moonlight	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 28, 2010	$2,988	$7,361	$4,427	$1,000	$15,776
Nevoro acquisition	-	-	-	-	-
Maintenance	11	-	-	-	11
Balance, May 31, 2010	$2,999	$7,361	$4,427	$1,000	$15,787

Exploration costs
Balance, February 28, 2010	$106,144	$44	$104	$-	$106,292
Compensation (Note 10)	153	47	29	-	229
Air support including helicopter moves	-	-	-	-	-
Diamond drilling	-	15	-	-	15
Camp support costs, including fuel	9	31	10	-	50
Diamond exploration program	3	-	-	-	3
Recovery of diamond exploration program expenses	(3)	-	-	-	(3)
Analytical and geophysical services	247	20	138	-	405
Balance, May 31, 2010	$106,553	$157	$281	$-	$106,991

Mineral properties as at May 31, 2010	$109,552	$7,518	$4,708	$1,000	$122,778

a) Ferguson Lake

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop the Company’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

STARFIELD RESOURCES INC. | 15

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Months 1 - 15	$2.0 million
Months 16 - 24	$2.5 million
Months 25 - 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, the Company may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

b) Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement and the Mountain View Lease Agreement in Montana, USA.

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years expiring January 1, 2014. The Company is required to make payments of US$2 per month until the end of the lease.  Under the Basal Zone Lease Agreement, a 2% production royalty is payable by the Company on the sales of ore and concentrate; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by the Company.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by the Company on the sale of ore and concentrate, a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire the Benbow chromite mine which is adjacent to the Stillwater Project in Montana. The mine would be acquired under a Lease with Option to Purchase from the Benbow chromite mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

The Company has the option to purchase the Benbow chromite mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

c) Moonlight Project

The Moonlight Project is comprised of the Teagan Claims and the California- Engels Claims.

STARFIELD RESOURCES INC. | 16

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.  These claims are, however, subject to the terms of the exploration agreement with California-Engels Mining Company.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d) Nevada Properties

The Company holds the Stealth property which is located in the state of Nevada, and the Dome Hill property which straddles the Nevada-California border.  The Stealth property is leased to a third party.
During the three months ended May 31, 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. As the Company has determined that is no longer intends to pursue its interest in the Nevada properties, all accumulated costs have been written-off as at May 31, 2011.

8.           Equipment

			Equipment
	Furniture	Exploration	under capital
	and fixtures	equipment	lease	Total
Cost
Balance as at March 1, 2010, February 28, 2011	$335	$366	$578	$1,279
Additions	1	-	-	1
Balance as at May 31, 2011	$336	$366	$578	$1,280
Accumulated amortization
Balance as at March 1, 2010	$185	$294	$410	$889
Additions	29	22	50	101
Balance as at February 28, 2011	214	316	460	990
Additions	5	9	4	18
Balance as at May 31, 2011	$219	$325	$464	$1,008
Net book value
Balance as at March 1, 2010	$150	$72	$168	$390
Balance as at February 28, 2011	$121	$50	$118	$289
Balance as at May 31, 2011	$117	$41	$114	$272

STARFIELD RESOURCES INC. | 17

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

9.           Financing

(i)	During 2012:

On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,789. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date.

The warrants were assigned a fair value of $1,469.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.67%
Expected life of warrants	2 years
Annualized volatility	112.48%
Dividend rate	0.00%

(ii)	During 2011:

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385.  Each unit consists of one flow-through share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.  The Company paid issuance costs of $213 and issued 1,823,555 broker warrants entitling the holder to acquire one common share at $0.085 for up to two years from the date of issuance.

The warrants were assigned a fair value of $190.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.21 1.78%
Expected life of warrants	1 -2 years
Annualized volatility	92.12 114.28%
Dividend rate	0.00%

On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122.  Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The Company incurred issuance costs of $635 and issued 6,829,563 broker warrants, expiring 24 months from the closing date in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The warrants were assigned a fair value of $868.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

STARFIELD RESOURCES INC. | 18

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Risk-free interest rate	1.7%
Expected life of warrants	2 years
Annualized volatility	117.85%
Dividend rate	0.00%

10.        Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options generally vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions for the three months ended May 31, 2011 are summarized as follows:

	Three months ended		Twelve months ended
	May 31, 2011		February 28, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at February 28, 2011	29,617	$0.61	41,712	$0.56
Granted	-	-	400	0.10
Cancelled or expired	(1,775)	1.29	(12,495)	0.45
Balance at May 31, 2011	27,842	$0.56	29,617	$0.61

The following stock options were outstanding at May 31, 2011:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)
$0.09 - $0.25	11,200,000	3.72	0.11	8,300,000	$0.11
$0.26 - $0.50	7,132,424	0.87	0.31	7,132,424	$0.31
$0.51 - $1.00	1,650,000	1.95	0.84	1,650,000	$0.84
$1.01 - $1.50	4,260,000	1.35	1.11	4,385,000	$1.11
$1.50 - $2.00	3,600,000	1.19	1.71	3,600,000	$1.71
	27,842,424	2.20	0.56	25,067,424	$0.62

During the three month period ended May 31, 2011, no stock options were granted to directors, employees and consultants. For the three months ended May 31, 2011, the Company recognized $36 in stock-based compensation (May 31, 2010- $193) with a corresponding credit to contributed surplus on the balance sheet, of which $5 was capitalized to the compensation category under mineral properties (May 31, 2010 - $25).

STARFIELD RESOURCES INC. | 19

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

The estimated fair value of stock options granted is recognized over their vesting periods. As at May 31, 2011, there is $22 (May 31, 2010 - $353) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

11.       Commitments

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $126 (May 31, 2010 - $182). The total minimum obligation remaining under this lease is $320 (May 31, 2010 - $634). The Company has also taken over Nevoro’s lease for its former Toronto office which expires September 30, 2011, with a total remaining minimum obligation of $28. This lease has been sub-leased.

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2012. Minimum annual rents are $96.

The minimum lease payments on the leases are as follows:

2012	$219
2013	128
2014	97
$444

12.       Segmented Information

The Company has one operating segment, which is the exploration of properties. Geographic segmentation of the Company’s assets is as follows:

As at	May 31, 2011		May 31, 2010
	Canada	USA	Canada	USA

Cash	$5,787	$-	$2,361	$-
Accounts receivable	544	-	241	-
Prepaid expenses and deposits	515	24	421	26
Mineral properties	112,681	12,709	109,552	13,226
Equipment	272	-	365	-
	$119,799	$12,733	$112,940	$13,252

13.        Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  The current financial markets are very difficult and there is no certainty with respect to the Company’s ability to raise capital.

STARFIELD RESOURCES INC. | 20

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

There were no changes in the Company's approach to capital management during the year ended February 28, 2011.  The Company is not subject to externally imposed capital requirements.

14.        Financial Risk Factors

Financial instruments include cash and any contracts that give rise to a financial asset to one party and a financial liability or equity instrument to another party.  The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

Under the fair value hierarchy for 2011 and 2010, cash and cash equivalents would be considered a level 1 fair value measure.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to cash and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash is classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in accounts receivables consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivables is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2011, the Company had a cash balance of $5,787 (February 28, 2011 - $3,884) to settle current liabilities of $1,102 (February 28, 2011 - $1,219). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with future income tax as this is primarily a Canadian dollar liability.

STARFIELD RESOURCES INC. | 21

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at May 31, 2011, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

15.        Subsequent events

On June 17, 2011, the Corporation completed a private placement of 27,273,000 units at a price of $0.05 per unit for gross proceeds of $1.4 million. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.08 per share for a period of 24 months from the closing date.

16.        Transition to IFRS

For all periods up to and including the year ended February 28, 2011, the Company prepared its financial statements in accordance with Canadian GAAP. These are the Company’s first IFRS interim consolidated financial statements for part of the period covered by the Company’s first IFRS annual consolidated financial statements for the year ending February 28, 2012.

Accordingly, the Company has prepared these condensed interim consolidated financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011 as described in the accounting policies. In preparing these financial statements, the Company’s opening consolidated statement of financial position was prepared as at March 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statement of financial position as at March 1, 2010 and its previously published Canadian GAAP financial statements for the year ended February 28, 2011.

(a) Exemptions applied

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of March 1, 2010 and allows first-time adopters certain exemptions from the retrospective application on certain IFRSs. The Company has elected and applied the following exemptions:

•	To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

•	To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

STARFIELD RESOURCES INC. | 22

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

•	To apply the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning Restoration and Similar Liabilities and therefore not retrospectively

•	calculating the effect on property, plant and equipment and depreciation of each change that occurred each period prior to the Transition Date.

•
To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition Date contain a lease based on the circumstances existing at that date. The Company has no leases.

•
To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

(b) Mandatory exceptions to retrospective application

IFRS 1 provides specific guidelines that a first-time adopter must adhere to under certain circumstances. The guideline pertaining to estimates applies to the Company, which prohibits the use of hindsight to create or revise estimates. Accordingly, the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

(c) Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

The Company’s transition from Canadian GAAP to IFRS has resulted in a number of adjustments to its consolidated statement of financial position for March 1, 2010, May 31, 2010 and February 28, 2011 and consolidated statement of comprehensive loss for the three months ended May 31, 2010 and the year ended February 28, 2011. The adoption of IFRS has had no impact on the net cash flows of the Group. The changes made to the consolidated statement of financial position and the consolidated statement of comprehensive loss has resulted in reclassifications of various amounts on the consolidated statement of cash flows. However, as there have been no changes to the net cash flows, no reconciliations have been presented.

Further details of the adjustments to the consolidated statements of financial position and comprehensive loss are provided in the following reconciliations and the notes that accompany the reconciliations.

STARFIELD RESOURCES INC. | 23

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Financial Position		As at March 1, 2010
			Effect of
			Transition to
	Notes	Cdn GAAP	IFRS	Reclass	IFRS

ASSETS
Current Assets
Cash		$3,581	$-		$3,581
Amounts receivable		220	-		220
Prepaid expenses and deposits		486	-		486
Total current assets		4,287	-		4,287

Mineral properties	(a)	124,172	(2,104)		122,068
Equipment		390	-		390
Total assets		$128,849	$(2,104)		$126,745

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$674	$-		$674
Current portion of capital lease obligation		-	-		-
Total current liabilities		674	-		674

Deferred compensation		385	-		385
Deferred income tax liability	(a)	9,944	(2,104)		7,840
Total long-term liabilities		10,329	(2,104)		8,225

SHAREHOLDERS' EQUITY
Share capital		136,660	-		136,660
Contributed surplus		13,024	-		13,024
Warrants		1,020	-		1,020
Deficit		(32,858)	-		(32,858)
Total shareholders' equity		117,846	-		117,846
Total liabilities and shareholders' equity		$128,849	$(2,104)		$126,745

STARFIELD RESOURCES INC. | 24

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Financial Position		As at May 31, 2010
			Effect of
			Transition to
	Notes	CDN GAAP	IFRS	Reclass	IFRS

ASSETS
Current Assets
Cash		$2,361	$-		$2,361
Amounts receivable		241	-		241
Prepaid expenses and deposits		447	-		447
Total current assets		3,049	-		3,049

Mineral properties	(a)	124,882	(2,104)		122,778
Equipment		365	-		365
Total assets		$128,296	$(2,104)		$126,192

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$1,181	$-		$1,181
Current portion of capital lease obligation		-	-		-
Total current liabilities		1,181	-		1,181

Deferred compensation		-	-		-
Deferred income tax liability	(a)	9,819	(2,104)		7,715
Total long-term liabilities		9,819	(2,104)		7,715

SHAREHOLDERS' EQUITY
Share capital		136,629	-		136,629
Contributed surplus		13,218	-		13,218
Warrants		1,019	-		1,019
Deficit		(33,570)	-		(33,570)
Total shareholders' equity		117,296	-		117,296
Total liabilities and shareholders' equity		$128,296	$(2,104)		$126,192

STARFIELD RESOURCES INC. | 25

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Financial Position		As at February 28, 2011
			Effect of
			Transition to
	Notes	CDN GAAP	IFRS	Reclass	IFRS

ASSETS
Current Assets
Cash		$3,884	$-		$3,884
Amounts receivable		419	-		419
Prepaid expenses and deposits		472	-		472
Total current assets		4,775	-		4,775

Mineral properties		125,612	-		125,612
Equipment		289	-		289
Total assets		$130,676	$-		$130,676

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$1,219	$-		$1,219
Current portion of capital lease obligation		-	-		-
Total current liabilities		1,219	-		1,219

Deferred compensation		-	-		-
Deferred income tax liability		8,363	-		8,363
Total long-term liabilities		8,363	-		8,363

SHAREHOLDERS' EQUITY
Share capital		141,286	-		141,286
Contributed surplus		13,672	-		13,672
Warrants		1,920	-		1,920
Deficit		(35,784)	-		(35,784)
Total shareholders' equity		121,094	-		121,094
Total liabilities and shareholders' equity		$130,676	$-		$130,676

STARFIELD RESOURCES INC. | 26

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Comprehensive Income		Three months Ended May 31, 2010
			Effect of
			Transition to
	Notes	Cdn GAAP	IFRS	Reclass	IFRS

Expenses
General and administrative
Consulting		$30			$30
Directors' fees		58			58
Investor relations		5			5
Legal and audit		69			69
Compensation		116			116
Rent and office services		72			72
Transfer and regulatory fees		22			22
Travel and conferences		30			30
		402			402

Amortization of equipment		20			20
Foreign exchange loss (gain)		-			0
Stock-based compensation		161	-		161
Interest income		(5)			-5

Loss before income taxes		578	-		578

Income and capital taxes		250			250

Future income tax expense (recovery)		(116)			(116)

Net loss and comprehensive loss for the quarter		$712	$-	$-	$712

Basic and diluted net loss per share		$-	$-	$-	$-

Weighted average number of shares outstanding		521,913			521,913

STARFIELD RESOURCES INC. | 27

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Comprehensive Income		Year Ended February 28, 2011
			Effect of
			Transition to
	Notes	Cdn GAAP	IFRS	Reclass	IFRS

Expenses
General and administrative
Consulting		$79			$79
Directors' fees		226			226
Investor relations		106			106
Legal and audit		321			321
Compensation		671			671
Rent and office services		424			424
Transfer and regulatory fees		104			104
Travel and conferences		69			69
		2000			2000

Amortization of equipment		79			79
Foreign exchange loss (gain)		27			27
Stock-based compensation		448	-		448
Interest income		(16)			(16)

Loss before income taxes		2538	-		2538

Income and capital taxes		546			546

Future income tax expense (recovery)		(158)			(158)

Net loss and comprehensive loss for the year		$2,926	$-		$2,926

Basic and diluted net loss per share		$0.01			$0.01

Weighted average number of shares outstanding		562,312			562,312

STARFIELD RESOURCES INC. | 28

Notes to the Condensed Consolidated Financial Statements
For the three months ended May 31, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Notes to the reconciliation from Canadian GAAP to IFRS

(a) Mineral properties:

The company adjusted for the initial recognition exception on asset recognition of mineral properties related to the Nevoro Inc. acquisition on October 8, 2009.

STARFIELD RESOURCES INC. | 29